EXHIBIT 16.1


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                             [LETTERHEAD OF EISNER]

March 8, 2000

Securities and Exchange Commission
Washington, DC 20549

Re: Teletrak Environmental Systems, Inc.
    SEC File No 000-33670

Ladies and Gentlemen:

We have read a copy of Item 4 of Form 8-K of Teletrak Environmental Systems, Inc. which we received on March 8, 2000. We acknowledge that we have not been reappointed by the Registrant to serve as independent auditors on their December 31, 1999 financial statements. We have no specific information regarding the timing by the Registrant's Board of Directors as to the date of our dismissal or information about the successor auditor. We agree with the remaining statements made in Item 4 relative to our firm.

Very truly yours,


/s/ Richard A. Eisner & Company, LLP
Richard A. Eisner & Company, LLP


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